Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

May 14, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on May 14, 2024, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

May 14, 2024.

Schedule “A”

Bitfarms Doubles Yguazu Power Capacity to 200 MW with

Additional 100 MW of Hydropower in Paraguay

– Long-term, low-cost power contracts at a competitive rate expected to provide significant path for growth –

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (May 14, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global Bitcoin vertically integrated company, secured an additional 100 MW at its Yguazu site through an amendment to the existing 100 MW Power Purchase Agreement (PPA) with the Paraguay state-owned utility, ANDE. This amendment doubles capacity at this site to 200 MW with scheduled deployment for 2025. This sustainable hydropower will be provided at a contractual low cost of approximately 3.9 cents per kWh, before VAT, with the added benefit of not being subject to annual inflationary adjustments.

Construction at Yguazu began in March with the signed purchase agreements for major long-lead equipment and significant contracts, including the engineering procurement and construction contract for the high-voltage interconnection to the ANDE substation and transmission line. Changes to construction plans and equipment orders to accommodate the incremental 100 MW are already underway.

“The additional 100 MW provides a low-cost growth path for the first half of 2025 without impacting our 2024 21 EH/s target which remains on schedule,” said Ben Gagnon, Chief Mining Officer. “Growing Yguazu to 200 MW is expected to increase our 2025 megawatts under management by 23% from 428 MW to 528 MW. Importantly this expansion takes advantage of our existing construction plan, amortizing development costs over a broader infrastructure base and driving down overall costs per megawatt.”

Damian Polla, General Manager of LATAM, stated, “Building upon our construction progress at our existing sites and track record in the country, this addition allows us to take advantage of the cost efficiencies and rapid construction timelines we have experienced in Paraguay. In addition, these megawatts were secured directly though ANDE with no direct acquisition costs. Overall, Paraguay represents our greatest growth opportunity with 270 MW of infrastructure expansion from our new Paso Pe and Yguazu farms.”

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	W/TH = Watts per Terahash

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three-month period ended March 31, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contact:

Tracy Krumme

SVP, Investor Relations

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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